1325 AVENUE OF THE AMERICAS • NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 • FACSIMILE: 212.451.2222

September 25, 2018

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Electronics and Machinery
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ameri Holdings, Inc.
Registration Statement on Form S-1
Filed August 24, 2018
File No. 333-227011

Ladies and Gentlemen:

On behalf of Ameri Holdings, Inc., a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), one complete copy of Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), for the resale of common stock of the Company.

This letter also responds to the comments received from the staff of the SEC in its comment letter dated September 18, 2018 with respect to the Registration Statement.

Courtesy copies of this letter and the Amendment, together with all exhibits, are being provided directly to the staff for its convenience (attention: Tim Buchmiller) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto.  All page numbers referred to in the responses in this letter correspond to the page numbers of the Amendment.

OLSHAN FROME WOLOSKY LLP	WWW.OLSHANLAW.COM

September 25, 2018

Registration Statement on Form S-1 filed August 24, 2018

Prospectus, page i

1.	In an appropriate section of your prospectus, address the exclusive forum provision in your bylaws.

Response:  As requested by the staff, disclosure regarding the exclusive forum provision in the Company’s bylaws has been added on page 30.

Private Placement, page 3

2.
Disclose how you calculated the maximum numbers disclosed in the third paragraph on page 5 and tell us how the number of shares registered for resale represents a good-faith estimate of the shares that you will issue.

Response:  In response to this comment, additional disclosure has been added on pages 5 and II-5 to explain how the maximum share numbers were calculated.  The Company registered the maximum number of shares potentially issuable pursuant to the private placement warrants, which provide for adjustment of the number of shares ultimately issuable based on changes in the Company’s stock price, to ensure that all shares to be issued pursuant to the private placement warrants are registered. While the Company does not anticipate that its stock price will fall as low as the “floor price” set forth in the private placement transaction documents and described in the Registration Statement, there can be no assurance that the Company’s stock price will not fall significantly and result in the issuance of up to the maximum number of shares under the warrants.

3.
It appears that the price of the securities to be issued in your unregistered transaction and the number of securities to be issued in that transaction has not yet been determined. Please provide us your analysis supporting your conclusion that the unregistered transaction was completed before you filed this registration statement.

Response:  The purchase and sale of the Company’s common stock and warrants was completed pursuant to the private placement transactions. The Company received cash in exchange for delivery of the common stock and warrants to the purchasers. At the closing of the private placement transactions, shares (accompanied by warrants) were issued at a specified share price, and so long as the Company’s stock price remains at or above $1.50 per share only the specified number of shares set forth in the private placement transaction documents and disclosed in the Registration Statement will be issued pursuant to the warrants. However, as mentioned in the response to comment no. 2 above, the private placement warrants are adjustable to provide for the issuance of more shares under the warrants if the Company’s stock price declines. The adjustment of the warrants for the issuance of more shares will not change the price paid for the shares at the closing of the private placement transactions. All that is left to be determined is whether the number of shares subject to the warrants will be adjusted, but the private placement has been completed.

September 25, 2018

Principal and Selling Stockholders, page 34

4.
Given the nature and size of the transaction being registered, provide us your analysis supporting your conclusion that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	any relationships among the selling stockholders;

•	any discount at which the selling stockholders have purchased or will purchase the offered securities;

•	whether any selling stockholder is a broker-dealer or an affiliate of a broker-dealer or is otherwise in the business of buying and selling securities;

•
whether - based on information obtained from the selling stockholders - any of the selling stockholders have an existing short position in the company and, if any of the selling stockholders have an existing short position, the following additional information: (1) the date on which each such selling stockholder entered into that short position, and (2) the relationship of the date on which each selling stockholder entered into that short position to the date of the announcement of the transactions contemplated by the purchase agreements that you disclose on page 4 and 5 and the filing of the registration statement;

•	the current relationship of each selling stockholder with the issuer, including an analysis of whether such selling stockholder is an affiliate of the issuer;

•
the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the shares or the related warrants;

•
prior securities transactions between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons); and

•	whether under all the circumstances it appears that the selling stockholders, individually or in the aggregate, are acting as a conduit for the issuer.

Also provide us copies of all agreements between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the shares or the related warrants.

September 25, 2018

If it is your view that the description of the relationships and arrangements sought by this comment already is presented in the registration statement and that all agreements sought by this comment are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response: Rule 415(a)(1)(i) provides that a transaction can be made on a shelf basis if the securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. The Company confirms that neither the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary are offering securities in this offering. In addition, in response to the staff’s request to address relevant factors in determining the applicability of Rule 415(a)(1)(i), the Company confirms that the description of the relationships and arrangements sought by this comment already is presented in the registration statement and that all agreements sought by this comment (i.e. the private placement transaction documents) are included as exhibits to the registration statement.  The Company further confirms:

•	there are only four selling stockholders—the four purchasers in the private placement transactions;

•
each of the selling stockholders is unrelated to the other selling stockholders and had no relationships, transactions (including securities transactions), arrangements or affiliations with the Company prior to the private placement and the Company has no arrangements with any of the selling stockholders to be performed in the future (other than pursuant to the private placement transaction documents);

•	none of the selling stockholders are directors, officers or affiliates of the Company, as the Company is not controlled by nor is it under common control with any of the selling stockholders;

•	none of the selling stockholder is a broker-dealer or an affiliate of a broker-dealer;

•
each selling stockholder has represented to the Company that no short sales were entered into during the period beginning when such selling stockholder obtained knowledge that the Company was contemplating a private placement and ending upon the public announcement of the private placement; otherwise, subject to certain contractual restrictions in the securities purchase agreements, each selling stockholder may enter into short sales, including of stock of the Company, in the ordinary course of its business; and

•	none of the selling stockholders are acting as a conduit for the Company.

Based on the foregoing, it is the Company’s view that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Incorporation of Information by Reference, page 40

5.
If you are eligible to incorporate by reference and choose to do so, please revise this section consistent with Form S-1 Item 12(a)(2) which requires that you specifically incorporate by reference specified documents filed since December 31, 2017, the end of the fiscal year that you mention in the first bullet point of this section. Also, tell us the authority on which you rely to incorporate the document mentioned in your penultimate bullet point in this section.

September 25, 2018

Response:  As requested by the staff, the disclosure on pages 40 and 41 has been revised to be consistent with Form S-1 Item 12(a)(2) and Form S-1, amendment no. 4 (Reg. No. 333-220499) is no longer incorporated by reference.

Undertakings, page II-6

6.	Please provide the undertakings required by Regulation S-K Item 512(a)(5)(ii).

Response:  As requested by the staff, the numbering of the undertakings on page II-6 has been revised to clarify the undertaking pursuant to Regulation S-K Item 512(a)(5)(ii).

Signatures, page II-8

7.	Please file the Power of Attorney that granted authority to the attorney-in-fact who signed this document.

Response:  In response to this comment, the Company confirms that the signature page previously filed with the Registration Statement inadvertently indicated that certain directors were signed for by the Attorney-in-Fact appointed by the Power of Attorney set forth on the signature page and the signature page inadvertently included a signature block for the Attorney-in-Fact. The Company confirms that each of the directors of the Company, as well as the Company’s Chief Executive Officer and Chief Financial Officer, individually signed the signature page to the Registration Statement. A copy of the fully executed and compiled signature page to the Registration Statement is submitted herewith for the staff’s reference. Accordingly, the Attorney-in-Fact has signed the Amendment on behalf of the Company’s other directors and no additional action is required with respect to the Power of Attorney.

The Company hereby acknowledges that (i) should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the Registration Statement; (ii) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*          *          *

September 25, 2018

Should any member of the SEC’s staff have any questions or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (212) 451-2289 or Jason Cabico at (212) 451-2395.

Very truly yours,

/s/ Adam W. Finerman

Adam W. Finerman

cc:	Mr. Brent Kelton
Mr. Viraj Patel